November 16, 2018

Jun Xu
Chief Executive Officer and Director
360 Finance, Inc.
China Diamond Exchange Center, Building B
No. 555 Pudian Road, No. 1701 Century Avenue
Pudong New Area, Shanghai 200122
People's Republic of China

       Re: 360 Finance, Inc.
           Amendment No. 1 to
           Registration Statement on Form F-1
           Filed November 6, 2018
           File No. 333-228020

Dear Mr. Xu:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form F-1

Notes to the Unaudited Condensed Combined and Consolidated Financial
Statements...
9. Ordinary Shares and Preferred Shares, page F-60

1. We note your disclosures on pages F-61 and F-62 regarding the Series A and A+
       convertible redeemable preferred shares. Please enhance your disclosures to describe with more detail how you determined the accounting treatment and the amount of the deemed dividend that you recognized as a result of the September 2018 reorganization.
 Jun Xu
360 Finance, Inc.
November 16, 2018
Page 2

       You may contact Lory Empie, Staff Accountant, at (202) 551-3714 or Cara Lubit, Staff
Accountant, at (202) 551-5909 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at (202) 551-
3783 or Michael Clampitt, Senior Counsel, at (202) 551-3434 with any other questions.



                                                           Sincerely,
FirstName LastNameJun Xu
                                                           Division of
Corporation Finance
Comapany Name360 Finance, Inc.
                                                           Office of Financial
Services
November 16, 2018 Page 2
cc:       Will H. Cai, Esq.
FirstName LastName